

Matt Peters · 2nd



Co-Founder, COO, & Content Nerd

Boston, Massachusetts, United States · 500+ connections ·

Contact info



Cortex

Emory University

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How to Market in a Crisis: Finding Patterns in Travel Influencers' Content
meetcortex.com

From the surface, being a travel influencer (literally) looks like the best job in the worl...



CORTEX
Matt Peters
Co-Founder & CRO

What is Cortex?
YouTube

Looking for a 90-second breakdown of Cortex? Look no further.

Matt YEC
blog.

Matt Panc

Experience





Co-Founder & COO

Cortex · Full-time

Jan 2014 – Present · 7 yrs

Greater Boston Area

For marketing executives that need to ensure the success of their marketing campaigns, Corte provides a SaaS platform that uses AI and machine learning to predict the performance of visual content and determines which creative choices create the desired result with your customers. Already trusted by best-in-class brands like Toyota, Oreo, Marriott, Heineken, and more.



Founder & CEO

Pandemic Labs

Aug 2007 – Dec 2018 · 11 yrs 5 mos

Greater Boston Area

Leading social media strategy and creative efforts for a global roster of brands such as Canon, Sonic Automotive, and The Ritz-Carlton. Spearheading the growth and maturity of the team that now forms the core of our internationally-acclaimed social media marketing agency. Constantly seeking new ways to marry creative and data-driven strategy in order to ...see mor

Key Locations Assistant

Warner Bros. Pictures

Jan 2006 – Jul 2006 · 7 mos

Key Locations Assistant for the feature film, "We Are Marshall," produced by Warner Bros.

Assistant Location Manager

Touchstone Television

2006 · less than a year

Assistant Location Manager for season 1 of the ABC television show, "October Road,"



Assistant Location Manager

Lions Gate Films

2006 · less than a year

Assistant Location Manager for Tyler Perry's feature film, "Daddy's Little Girls," produced by Lionsgate Films.

Education



Emory University

BA, English with Creative Writing

2001 – 2005

Activities and Societies: Aural Pleasure (co-ed a cappella group), Ad Hoc Productions, Emory Ultimate Frisbee

Graduate with Highest Honors
Nominee for the Sudler Prize for the arts (2005)

Weston High School
2001



